UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-56534

Gold Quantum Group, Inc.

(Exact name of registrant as specified in its charter)

c/o Hsiang En Lee

Morgan Tower 6th floor,

Diamond Island, Phoenix Bridge

Phnom Penh, Cambodia

(+855) 85 227 867

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Gold Quantum Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Gold Quantum Group, Inc.

Date: August 14, 2023	By:	/s/ Hsiang En Lee
Hsiang En Lee
Chief Executive Officer and President